Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED
BY CODEX DNA, INC.: DNAY-001

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 The entity requesting confidential treatment is: Codex DNA, Inc. 9535 Waples Street, Suite 100 San Diego, CA 92121-2993
Attention: Todd R. Nelson President and Chief Executive Officer
June 8, 2021
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Julie Sherman
    Al Pavot
    Tom Kluck
    Celeste Murphy
RE:     Codex DNA, Inc.
    Registration Statement on Form S-1
    File No. 333-256644
Ladies and Gentlemen:
On behalf of our client, Codex DNA, Inc. (the “Company”), we submit this letter to the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”),
CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.
AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO
SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

originally confidentially submitted in draft form to the Commission on March 16, 2021 and filed via EDGAR on May 28, 2021.
For the convenience of the Staff, we have explained below how the Company determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the most recent valuations of its common stock leading up to the initial public offering of its common stock and the estimated offering price. The Company hopes this information will help facilitate your review of the Company’s accounting for equity issuances including stock compensation and beneficial conversion features.
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
Price Range
To assist the Staff in its evaluation of stock-based compensation disclosures and certain other matters, the Company advises the Staff that the Company currently anticipates an approximate pre-stock split price range of $[***] to $[***] per share (the “Price Range”) for an initial public offering (the “IPO”) of the Company’s common stock, with a midpoint of the anticipated Price Range of approximately $[***] per share (the “Midpoint Price”). The Company anticipates implementing a reverse stock split in connection with the IPO and will present post-stock split share numbers and per-share price information in the amendment of the Registration Statement that includes the price range. This letter presents all share numbers and per-share price information on the pre-stock split basis.
The Price Range has been determined based on a number of factors, including growth in adoption and further development of the Company’s BioXp systems, input received from the Company’s “testing the waters meetings,” current market conditions and input received from Jefferies LLC, Cowen and Company, LLC and Keybanc Capital Markets, Inc. (the “Underwriters”), including discussions that took place on June 7, 2021 among representatives of the Company and representatives of the Underwriters.
The Price Range does not consider any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for IPOs, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and
CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

evaluating those issuers’ respective stages of development as compared to the Company; current market conditions, including the volatility, disruptions and uncertainty caused by the COVID-19 pandemic and its impact on the capital markets; recent strategic and collaboration transactions in the life sciences/biotechnology industry; and the current valuations of public companies at a similar stage of development as the Company. Prior to June 7, 2021, the Underwriters had not provided the Company with a specific estimated price range.
The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes the actual bona fide price range will be within the Price Range. In addition, the actual bona fide  price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.
Equity Grants and Common Stock Valuation
The Company accounts for stock-based compensation by measuring and recognizing compensation expense for all stock-based payments made to employees, directors and other service providers based on estimated grant-date fair values and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method.
The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant date fair value of the stock options. The Company’s board of directors (the “Board”), with input from management, determined the estimated fair value per share of the Company’s common stock for financial reporting purposes to be as follows:

Valuation Date	Date of Underlying Valuation Report	Estimated Fair Value Per Share of Common Stock	Valuation Method
October 1, 2019	October 15, 2019	$0.24	OPM
May 1, 2020	June 3, 2020	$0.24	OPM
December 31, 2020	January 25, 2021	$1.46	Hybrid OPM/PWERM
March 31, 2021	April 7, 2021	$1.98	Hybrid OPM/PWERM
April 30, 2021	May 13, 2021	$3.78	Hybrid OPM/PWERM

These estimated fair values per share of common stock were determined after considering valuation reports from independent third-party valuation firms as well as other objective and subjective factors as appropriate, including the Company’s sales of its BioXp systems; the Company’s stage of
CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

development; the Company’s cash burn and cash balances; the value of public companies with similar profiles to the Company; the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock; the need for and market related to additional private financings, such as preferred stock financings; the likelihood of achieving a liquidity event, including an IPO; and the other factors described below. A discussion of each valuation and equity grant since October 1, 2019, along with a comparison of the estimated fair value of the Company’s common stock to the Midpoint Price is set forth below.

The following table sets forth all equity awards made by the Company from October 1, 2019 to the present:

Grant date	Type of award	Number of shares	Exercise price of options per share	Estimated fair value of common stock per share on grant date (utilized for ASC 718 calculation)
October 7, 2019	Options	160,000	$0.24	$0.24
October 24, 2019	Options	890,000	$0.24	$0.24
January 29, 2020	Options	538,500	$0.24	$0.24
July 23, 2020	Options	223,000	$0.24	$0.24
October 22, 2020	Options	147,750	$0.24	$0.24
March 3, 2021	Options	1,986,394	$1.46	$1.46
April 24, 2021	Options	3,042,700	$1.98	$1.98
May 19, 2021	Options	412,500	$3.78	$3.78
October 1, 2019 Valuation
In preparing the October 1, 2019 valuation (reflected in the report issued on October 15, 2019), the Company determined its enterprise value using the option pricing method (“OPM”) “back solve” method. The resulting estimated fair value of the Company’s common stock was $0.24 per share on a non-marketable, minority basis.
In an OPM framework, the “back-solve” method determines the fair value of the Company’s preferred stock and common stock. The back-solve method derives the implied equity value of the Company from a transaction involving the Company’s preferred securities on an arm’s length basis. The Company used assumptions including the expected time to liquidity, risk-free rate and volatility and then solved for the value of such equity such that the value for the most recent financing equaled the amount paid. This method was selected as it was concluded that the Company’s Series A convertible preferred stock financing, which had closed in August 2019, was a reasonable indication of value as it was considered to be an arm’s length transaction negotiated by sophisticated investors and the financing terms were fairly negotiated and reasonably reflected the expected economics for the Company going forward.
CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

In August 2019, the Company issued and sold shares of Series A convertible preferred stock at a purchase price of $0.95880 per share for aggregate gross proceeds of approximately $21.9 million, consisting of approximately $15.0 million in cash investment and $6.9 million from conversion of outstanding debt. The Series A convertible preferred stock per share price of $0.95880 was then “back solved” to the capitalization of the Company to arrive at the per share fair market value of the Company’s common stock using the Black-Scholes method as described in the Registration Statement. For the October 1, 2019 valuation, the Company used:
•an implied equity value of approximately $36,740,933;
•a probability-weighted time to exit of 4.25 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or merger and acquisition (“M&A”) event, or to be dissolved;
•a risk-free interest rate of 1.51% based on the yield of 5-year U.S. Treasury bonds as of October 1, 2019, a maturity which closely approximated the forecasted liquidity horizon of the Company; and
•an estimate for expected volatility of 52.2% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.
A discount for lack of marketability (“DLOM”) of 39.2% was then applied to account for the lack of an active trading market in the Company’s securities.
Analysis of October 7, 2019, October 24, 2019 and January 29, 2020 Grants
At October 7, 2019, October 24, 2019 and January 29, 2020, the Board determined that the estimated fair value of the Company’s common stock was $0.24 per share in consideration of the valuation analysis as of October 1, 2019 and other objective and subjective factors as appropriate, including: the development of the Company’s BioXp systems; uncertainty as to when the Company would initiate or complete an IPO or M&A event, if at all; and the overall health of the economy and life sciences/biotechnology sectors in general. Based on all of these considerations taken together, the Board concluded that no significant internal or external value-affecting events had taken place between the October 1, 2019 valuation date and each of October 7, 2019, October 24, 2019 and January 29, 2020, that were not already reflected in the October 1, 2019 valuation.
May 1, 2020 Valuation
In preparing the May 1, 2020 valuation (reflected in the report issued on June 3, 2020), the Company determined its enterprise value using the OPM “back solve” method. The resulting estimated fair value of the Company’s common stock was $0.24 per share on a non-marketable, minority basis.
The OPM method was selected as it was concluded that the Company’s Series A-1 convertible preferred stock financing was a reasonable indication of value as it was considered to be an arm’s length transaction negotiated by sophisticated investors and the financing terms were fairly negotiated and reasonably reflected the expected economics for the Company going forward. In December 2019, the
CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

Company issued and sold shares of Series A-1 convertible preferred stock at a purchase price of $1.20177 per share for aggregate gross proceeds of approximately $18.0 million.
The Series A-1 convertible preferred stock per share price of $1.20177 was then “back solved” to the capitalization of the Company to arrive at the per share fair market value of the Company’s common stock using the Black-Scholes method as described in the Registration Statement. For the May 1, 2020 valuation, the Company used:
•an implied equity value of approximately $59,120,000;
•a probability-weighted time to exit of 3.85 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or M&A event, or to be dissolved;
•a risk-free interest rate of 0.31% based on the yield of 3.85-year U.S. Treasury bonds as of May 1, 2020, a maturity which closely approximated the forecasted liquidity horizon of the Company; and
•an estimate for expected volatility of 53.6% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.
A DLOM of 48.1% was then applied to account for the lack of an active trading market in the Company’s securities.
Analysis of July 23, 2020 and October 22, 2020 Grants
At July 23, 2020 and October 22, 2020, the Board determined that the estimated fair value of the Company’s common stock was $0.24 per share in consideration of the valuation analysis as of May 1, 2020 and other objective and subjective factors as appropriate, including: the development of the Company’s BioXp systems; uncertainty as to when the Company would initiate or complete an IPO or M&A event, if at all; and the overall health of the economy and life sciences/biotechnology sectors in general. The Company considered the growing volatility in the capital markets and the impact of the COVID-19 pandemic on sales and customer activity. Based on these considerations, the Board concluded that no significant internal or external value-affecting events had taken place between the May 1, 2020 valuation date and each of July 23, 2020 and October 22, 2020, that were not already reflected in the May 1, 2020 valuation.
December 31, 2020 Valuation
In preparing the December 31, 2020 valuation (reflected in the report issued on January 25, 2021), the Company used a hybrid of the OPM “back solve” method and the probability-weighted expected return method (“PWERM”) as described in the Registration Statement. The hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Company’s common stock because of the stage of development of the Company and the potential for an IPO, factoring in the inherent uncertainty associated with being able to complete an IPO. The resulting estimated fair value of the Company’s common stock was determined to be $1.46 per share on a non-marketable, minority basis. The key drivers in the increased price included the following:
•continued development and increasing sales of the Company’s BioXp systems;
CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

•the early-stage preparation for an IPO, including engaging a law firm, accounting firm and finalizing the selection of an investment banking firm;
•the acceleration of the use of lab tools and reagents due to the COVID-19 pandemic; and
•continued positive overall growth and performance of the economy and strong U.S. equity markets, particularly in the life sciences/biotechnology sectors, with a number of recent IPO’s in the research and development tools and data analytics space.
In this valuation, the PWERM was used to address two probability-weighted scenarios: an IPO Scenario with an expected timing of June 30, 2021, and an M&A Exit Scenario. The IPO Scenario was assigned a weight of 30.0% and the M&A Exit Scenario was assigned a weight of 70.0%.
For the IPO Scenario, the Company used:
•an implied exit equity value of approximately $204.3 million ($205.7 million inclusive of proceeds from in-the-money option exercises and exercise of the Series A-1 preferred stock warrants);
•the fully diluted common and common stock equivalents number, after conversion of all preferred and exercise of all options and warrants, of 67.9 million shares; and
•a weighted average cost of capital of 31.0% applied over 6 months.
The PWERM was applied in the IPO Scenario by reviewing information provided by management and indications of recently priced IPOs in the life sciences/biotechnology industry. The IPO Scenario assumed that the Company would complete an IPO by June 30, 2021, which represented management’s best estimate of the possible time to complete the IPO. The Company’s equity value was determined based on management’s expectations regarding the Company’s stage of development at the time of the IPO and market data of comparable life sciences/biotechnology public companies. These exit values were allocated using the Company’s fully diluted shares under the assumption that all capital stock would convert into common stock at the IPO, with the convertible preferred stock forfeiting its liquidation preference and other rights as a result of such conversion. The resulting values were then discounted back to present value.
For the M&A Exit Scenario, the Company used the guideline public company and discounted cash flow methods to determine the Company’s equity value. The Company then used the OPM method to allocate its equity value to the Company’s preferred and common classes of stock, including the preferred liquidation preferences, the breakpoint value at which options and warrant exercise, and the breakpoint values at which each series of preferred stock automatically converts to common stock. To calculate the estimated fair market value of the Company’s common stock, the Company used the Black-Scholes method, utilizing a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. The Company used:
•an equity value of approximately $142.9 million based on an equal weighting of the guideline public company and discounted cash flow methods;
CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

•a probability-weighted time to exit of two years after accounting for the Company’s approximation of the time it would take the Company to reach an M&A event;
•a risk-free interest rate of 0.1%; and
•an estimate for expected volatility of 83.6% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.
A DLOM of 13.0% was applied to the IPO Scenario and a DLOM of 32.9% was applied to the M&A Exit Scenario. The DLOMs used for each scenario reflected the Company’s then-current estimates of the time to a liquidity event.
Analysis of March 1, 2021 Grants
At March 1, 2021, the Board determined that the estimated fair value of the Company’s common stock was $1.46 per share in consideration of the valuation analysis as of December 31, 2020, and other objective and subjective factors as appropriate, including the Company’s progress on its IPO, the current state of the economy and U.S. capital markets, particularly in the life sciences/biotechnology sector, including as a result of the impact that the COVID-19 pandemic was having on the Company, the economy and U.S. capital markets, including increased economic uncertainty and market volatility caused by the pandemic. As a result of these considerations, the Board concluded that no significant internal or external value-affecting events had taken place that were not already reflected in the December 31, 2020 valuation.
March 31, 2021 Valuation
In preparing the March 31, 2021 valuation (reflected in the report issued on April 7, 2021), the Company continued to determine the enterprise value of the Company using the hybrid method. The resulting estimated fair value of the Company’s common stock was $1.98 per share on a non-marketable, minority basis. The key drivers in the increased price from the December 31, 2020 valuation included the following:
•the Company secured a $15 million dollar loan from Silicon Valley Bank that includes an additional $5 million tranche at the bank’s discretion;
•continued development and increasing sales of the Company’s BioXp systems;
•the increased probability of the IPO as the Company continued preparing for the IPO, conducted drafting and due diligence sessions for the Registration Statement and submitted a draft registration statement to the SEC on March 16, 2021; and
•recent strategic and collaboration transactions in the life sciences/biotechnology industry.
In this valuation, the PWERM was used to address two scenarios: an IPO Scenario in June 2021 and an M&A Exit Scenario. The IPO Scenario was assigned a weight of 35.0% and the M&A Exit Scenario was assigned a weight of 65.0%.
For the IPO Scenario, the Company used:
•an implied exit equity value of approximately $262.4 million ($266.4 million inclusive of proceeds from in-the-money option exercises and exercise of the Series A-1 preferred stock warrants);
CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

•the fully diluted common and common stock equivalents number, after conversion of all preferred and exercise of all options and warrants, of 68.3 million shares; and
•a weighted average cost of capital of 19.0% applied over 3 months.
The PWERM was applied in the IPO Scenario by reviewing information provided by management and indications of recently priced IPOs in the life sciences/biotechnology industry. The IPO Scenario assumed that the Company would complete an IPO by June 30, 2021, which represented management’s best estimate of the possible time to complete the IPO. The Company’s equity value was determined based on management’s expectations regarding the Company’s stage of development at the time of the IPO and market data of comparable life sciences/biotechnology public companies. These exit values were allocated using the Company’s fully diluted shares under the assumption that all capital stock would convert into common stock at the IPO, with the convertible preferred stock forfeiting its liquidation preference and other rights as a result of such conversion. The resulting values were then discounted back to present value.
For the M&A Exit Scenario, the Company used the guideline public company and discounted cash flow methods to determine the Company’s equity value. The Company then used the OPM method to allocate its equity value to the Company’s preferred and common classes of stock, including the preferred liquidation preferences, the breakpoint value at which options and warrant exercise, and the breakpoint values at which each series of preferred stock automatically converts to common stock. To calculate the estimated fair market value of the Company’s common stock, the Company used the Black-Scholes method, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. The Company used:
•an equity value of approximately $152.4 million based on an equal weighting of the guideline public company and discounted cash flow methods;
•a probability-weighted time to exit of two years after accounting for the Company’s approximation of the time it would take the Company to reach an M&A event;
•a risk-free interest rate of 0.2%; and
•an estimate for expected volatility of 85.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.
A DLOM of 9.0% was applied to the IPO Scenario and a DLOM of 31.5% was applied to the M&A Exit Scenario. The DLOMs used for each scenario reflected the Company’s then current estimates of the time to a liquidity event.
Analysis of April 24, 2021 Grants
At April 24, 2021, the Board determined that the estimated fair value of the Company’s common stock was $1.98 per share in consideration of the valuation analysis as of March 31, 2021, and other objective and subjective factors as appropriate, including the Company’s progress on its IPO, the current state of the economy and U.S. capital markets, particularly in the life sciences/biotechnology sector, including as a result of the impact that the COVID-19 pandemic was having on the Company, the economy and U.S. capital markets, including increased economic uncertainty and market volatility caused
CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

by the pandemic. As a result of these considerations, the Board concluded that no significant internal or external value-affecting events had taken place that were not already reflected in the March 31, 2021 valuation.
April 30, 2021 Valuation
In preparing the April 30, 2021 valuation (reflected in the report issued on May 13, 2021), the Company continued to determine the enterprise value of the Company using the hybrid method. The resulting estimated fair value of the Company’s common stock was $3.78 per share on a non-marketable, minority basis. The key drivers in the increased price from the March 31, 2021 valuation included the following:
•the Company received SEC comments on April 12, 2021 and responded to the comments and submitted an amended confidential S-1 filing on April 23, 2021;
•the Company expected to receive a second SEC comment letter and targeted a planned public S-1 filing by the end of May 2021;
•continued development and increasing sales of the Company’s BioXp systems; and
•recent strategic and collaboration transactions in the life sciences/biotechnology industry.
In this valuation, the PWERM was used to address two scenarios: an IPO Scenario in June 2021 and an M&A Exit Scenario. The IPO Scenario was assigned a weight of 80.0% and the M&A Exit Scenario was assigned a weight of 20.0%.
For the IPO Scenario, the Company used:
•an implied exit equity value of approximately $345.3 million ($355.2 million inclusive of proceeds from in-the-money option exercises and exercise of the Series A-1 preferred stock warrants);
•the fully diluted common and common stock equivalents number, after conversion of all preferred stock and exercise of all options and warrants, of 71.3 million shares; and
•a weighted average cost of capital of 17.5% applied over two months.
The PWERM was applied in the IPO Scenario by reviewing information provided by management and indications of recently priced IPOs in the life sciences/biotechnology industry. The IPO Scenario assumed that the Company would complete an IPO by June 30, 2021, which represented management’s best estimate of the possible time to complete the IPO. The Company’s equity value was determined based on management’s expectations regarding the Company’s stage of development at the time of the IPO and market data of comparable life sciences/biotechnology public companies. These exit values were allocated using the Company’s fully diluted shares under the assumption that all capital stock would convert into common stock at the IPO, with the convertible preferred stock forfeiting its liquidation preference and other rights as a result of such conversion. The resulting values were then discounted back to present value.
For the M&A Exit Scenario, the Company used the guideline public company and discounted cash flow methods to determine the Company’s equity value. The Company then used the OPM method
CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

to allocate its equity value to the Company’s preferred and common classes of stock, including the preferred liquidation preferences, the breakpoint value at which options and warrant exercise, and the breakpoint values at which each series of preferred stock automatically converts to common stock. To calculate the estimated fair market value of the Company’s common stock, the Company used the Black-Scholes method, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. The Company used:
•an equity value of approximately $144.1 million based on an equal weighting of the guideline public company and discounted cash flow methods;
•a probability-weighted time to exit of two years after accounting for the Company’s approximation of the time it would take the Company to reach an M&A event;
•a risk-free interest rate of 0.2%; and
•an estimate for expected volatility of 85.9% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.
A DLOM of 8.0% was applied to the IPO Scenario and a DLOM of 33.2% was applied to the M&A Exit Scenario. The DLOMs used for each scenario reflected the Company’s then current estimates of the time to a liquidity event.
Analysis of May 19, 2021 Grants
At May 19, 2021, the Board determined that the estimated fair value of the Company’s common stock was $3.78 per share in consideration of the valuation analysis as of April 30, 2021, and other objective and subjective factors as appropriate, including the Company’s progress on working on its IPO, the current state of the economy and U.S. capital markets, particularly in the life sciences/biotechnology sector, including as a result of the impact that the COVID-19 pandemic was having on the Company, the economy and U.S. capital markets, including increased economic uncertainty and market volatility caused by the pandemic. As a result of these considerations, the Board concluded that no significant internal or external value-affecting events had taken place that were not already reflected in the April 30, 2021 valuation.
The Company has not granted any other equity awards since May 19, 2021.
Comparison of the May 19, 2021 Grant Price and the Midpoint Price
As is typical in an IPO, the Price Range was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Underwriters. Among the factors that were considered in setting the Price Range were the following:
•an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent IPOs for comparable stage life sciences/biotechnology companies;
•the general condition of the U.S. capital markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable life sciences/biotechnology companies;
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Codex DNA, Inc.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

•market reaction to the COVID-19 vaccine rollout;
•an assumption that there would be a receptive public trading market for commercial life sciences/biotechnology companies such as the Company; and
•an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.
The Company notes that the difference between the May 19, 2021 grant price and the Midpoint Price is relatively small and primarily attributable to the following Company-specific factors and valuation methodology-specific factors:
Company-Specific Factors
•Favorable feedback from potential investors following the “testing the waters” meetings that occurred in April and May 2021, which suggested that there was investor interest in the Company at a step-up in valuation. This feedback suggests that the market would be receptive to the Company’s IPO.
•Despite the uncertainty and volatility of the COVID-19 pandemic on the IPO market in particular and capital markets in general, the Company identifying a targeted launch date for the IPO using the remote and virtual communications that are required in the shelter-in-place environment given that the traditional in-person roadshow trips are not available or difficult to arrange at this time, and the Board approving on May 28, 2021 the public filing of the Registration Statement in support of the targeted launch date.
•The valuations of comparable companies that completed or launched IPOs in 2020 and 2021 to date as well as such companies’ performance in the months following their IPOs, which valuations reflected increases from the last private rounds of equity financing prior to such IPOs, i.e. reflecting step-up multiples in the IPO.
•The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity markets, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to further market and develop the Company’s BioXp systems.
Valuation Methodology-Specific Factors
•The methodology for determining the April 30, 2021 valuation price that supported the May 19, 2021 grant price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by
CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

the holders of such convertible preferred stock results in a higher valuation of the common stock.
•The valuation report used in determining the April 30, 2021 valuation price that supported the May 19, 2021 grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
•The inclusion of other factors by the Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.
•The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the May 19, 2021 grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and was subject to a DLOM as indicated above.
In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which it most recently granted stock options (the May 19, 2021 grant price of $3.78) and the prior valuations are reasonable and that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with the Company’s grants of equity awards are reasonable and appropriate in light of all of the considerations outlined above. The Company will continue to update its disclosure for all applicable equity-related transactions through the effective date of the Registration Statement. Currently, the Company does not expect to issue any more equity grants prior to the pricing of its IPO.
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CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 8, 2021	BY CODEX DNA, INC.: DNAY-001

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3564 or poettinger@wsgr.com or Jesse Schumaker at (650) 849-3085 or jschumaker@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Philip Oettinger
Philip Oettinger
cc:    Todd Nelson, M.D., Codex DNA, Inc.
Jennifer McNealey, Codex DNA, Inc.
Doug Pallotta, OUM & Co.
Jesse Schumaker, Wilson Sonsini Goodrich & Rosati, P.C.
Donald Murray, Covington & Burling LLP
CONFIDENTIAL TREATMENT REQUESTED BY
Codex DNA, Inc.